UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)

{X}ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

{ }TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from_________ to __________

Commission file number 001-40255

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

William Penn Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

William Penn Bancorporation

10 Canal Street, Suite 104

Bristol, Pennsylvania 19007

EXPLANATORY NOTE:

This Amendment No. 1 to the Annual Report on Form 11-K is being filed to include a corrected Report of Independent Registered Public Accounting Firm.  An incorrect Report of Independent Registered Public Accounting Firm was included with the original filing. The content of the original filing, including the financial information and financial statements included therein, is otherwise unchanged.

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

a)	The following plan financial statements, schedules and reports are attached hereto:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2023 and 2022

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023

b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

William Penn Bank

401(k) Retirement Savings Plan

DATE:June 27, 2024/s/ Nicole Nielsen

Nicole Nielsen

For the Plan Administrator

WILLIAM PENN BANK

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2023 and 2022

(With Report of Independent Registered Public Accounting Firm)

WILLIAM PENN BANK

401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Plan Administrator, and Plan Participants

William Penn Bank 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the William Penn Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022; the related statement of changes in net assets available for benefits for the year ended December 31, 2023; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2021.

Cranberry Township, Pennsylvania

June 24, 2024

WILLIAM PENN BANK

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets
Investments, at fair value
Mutual funds	$7,490,493	$5,952,101
Collective investment trusts	401,148	880,883
William Penn Bancorporation common stock	1,686,085	1,833,342
Interest bearing cash	1,105	1,008
Total investments, at fair value	9,578,831	8,667,334

Receivables
Notes receivable from participants	170,838	135,387
Total assets	9,749,669	8,802,721

Liabilities	-	-

Net assets available for benefits	$9,749,669	$8,802,721

See accompanying notes to financial statements.

WILLIAM PENN BANK

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$962,288	$(1,807,900)
Interest and dividends	224,914	572,401
Net investment income (loss)	1,187,202	(1,235,499)
Interest income on notes receivables from participants	9,132	8,030

Contributions:
Employers	444,154	435,871
Participants	574,063	605,161
Rollovers	14,251	67,429
Total contributions	1,032,468	1,108,461

Deductions:
Benefits paid	1,278,822	608,484
Administrative expenses	3,032	1,558
Total deductions	1,281,854	610,042

Net increase (decrease) in net assets available for benefits	946,948	(729,050)
Net assets available for benefits:
Beginning of year	8,802,721	9,531,771
End of year	$9,749,669	$8,802,721

See accompanying notes to financial statements.

WILLIAM PENN BANK

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Note 1: Description of Plan

On August 19, 1979, William Penn Bank (the Bank), a wholly owned subsidiary of William Penn Bancorporation (the Company), established and adopted the William Penn Bank 401(k) Retirement Savings Plan (the Plan) for the benefit of its eligible employees.

Effective November 1, 2021, the Plan Administrator is the William Penn Bank Retirement Plan Administration Committee, the Trustee is Fidelity Management Trust Company, and Fidelity Investments is the recordkeeper.

This Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation.

On January 1, 2018, the Plan adopted the safe harbor matching contribution provisions of the Internal Revenue Code (IRC), which provides for Employer Safe Harbor Matching Contributions of 100% of the first 6% of participants' contributions (Safe Harbor Matching Contributions). All regular matching contributions for participants and all Safe Harbor Matching Contributions are immediately 100% vested. With this election, the Plan is not subject to annual non-discrimination testing because, in lieu of testing, the employer deposits a mandatory percentage of fully vested matching contributions.

On March 27, 2020, Congress signed the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which included several relief provisions available to tax-qualified retirement plans and their participants. The Company has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the waiver of required minimum distributions during 2020. This provision was adopted into the Plan effective March 27, 2020.

On December 29, 2022, the SECURE 2.0 Act was signed into law to enhance the retirement savings system. Principle areas of the act addressed automatic enrollment, required minimum distributions (RMD), and catch-up contributions. There are provisions which are currently part of the Plan design, including the provisions for automatic enrollment and the RMD provisions required for 2023 which have been adopted by the Plan. All provisions of SECURE 2.0 Act with effective dates in 2024 and beyond will be evaluated and implemented in accordance with future regulations and guidance.

The following description of the Plan provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.

Eligibility

Certain full and part-time regular employees of the Bank who have met the Plan’s minimum age requirement of 21 years of age are eligible to participate in the Plan. Collectively bargained employees, residents of Puerto Rico, leased employees, and nonresident aliens are not eligible to participate in the Plan, except as may otherwise be required to preserve the qualified status of the Plan.

Contributions

Participant Contributions: Under the Plan, participants may elect to make annual payroll deductions of 1% to 100% of their total compensation, not to exceed $22,500 and $20,500 in 2023 and 2022, respectively, in accordance with the Internal Revenue Service (IRS) regulations. Participants who were 50 years of age or older at December 31, 2023 and 2022, were eligible to make additional elective deferral contributions of $7,500 and $6,500 in 2023 and 2022, respectively.

Participants may elect to start, increase, reduce or suspend contributions at any time during the year. Changes to a participant's contribution percentage are effective as of the first day of the next month or as soon as administratively possible. Contributions made by participants are credited to their individual accounts and can be made on a pre-tax or after-tax (Roth) basis assuming applicable regulations set forth in the IRC are satisfied. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, once eligible, unless they affirmatively elect not to participate. The contribution percentage at automatic enrollment is 6% of the participant's eligible compensation. If the participant has not selected an investment option, the contributions are invested in the Plan’s default option, which is the Fidelity Investments target date fund based on the participant's date of birth.

Employers' Contributions: All contributions made by the employer on the participants’ behalf are made on a pre-tax basis. The employer’s contributions are comprised of the following:

Employer’s Matching Contribution: The Plan includes a Safe Harbor Matching Contribution that requires the Employers match 100% of the participant’s contribution up to 6% of total compensation. The matching contribution is made in cash and participants are able to direct the investment of the contribution. If they choose not to direct the matching contribution, the contribution will be invested in the default option as defined in Participant Contributions. Participants can make changes to their investment elections at any time.

Employer’s Profit Sharing Contribution: The Bank, at its discretion, may award participants a discretionary profit sharing contribution at the end of the plan year. Employees must complete 1,000 hours of service during the Plan year and be employed by the Bank on the last day of the Plan year to be eligible. For the years ended December 31, 2023 and 2022 the Bank did not make a discretionary profit sharing contribution.

Employees’ Rollover Account Contributions: In its sole discretion, the Plan Administrator may authorize the Plan to accept rollover contributions from a qualified retirement plan or an IRA from any employee, whether or not the employee is eligible to participate in the Plan. At all times, an employee who makes a rollover contribution has a 100% vested interest in those contributions.

Participants’ Accounts

Participants’ accounts are credited for their contributions and the employer’s contributions made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based on the change in unit share price of the applicable fund.

Vesting

All participant account balances are 100% vested and are not subject to forfeiture for any reason.

Withdrawals

Withdrawals are subject to taxes and, in certain instances, penalties as set forth in the IRC. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of rollover eligible withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to required minimum distributions and annuity payments. Participant interest payments on loans are made on a post-tax basis but are taxed as earnings when distributed.

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988). Hardship withdrawals must be approved by the Plan Administrator and can only be made for one of the following reasons:

•	Certain expenses incurred or necessary for medical care for the participant, their spouse, children or dependents;
•	The purchase (excluding mortgage payments) of a principal residence for the participant;
•Payment of tuition and related educational fees for the next 12 months of post-secondary education for the participant or their spouse, children, or dependents;
•The need to prevent the eviction from the participant's principal residence (or a foreclosure on the mortgage on the participant's principal residence);
•	Payments for burial or funeral expenses for the participant's deceased parent, spouse, children or dependents;
•	Expenses for the repair of damage to the principal residence of the participant that would qualify for a casualty deduction; or
•	Any other reason authorized as a safe harbor by the IRS.

Notes Receivable from Participants

The Plan permits participants to take loans from their vested account balance under the plan. Participants can take a maximum of 2 loans, with the exception of loans assumed from acquired plans, and may elect to borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The loan repayment period generally may not exceed 5 years, unless the loan is for the purchase of your primary residence, under which the maximum loan repayment period may not exceed 10 years. The interest rate on loans is the prime rate plus 1% at the time of borrowing.  Interest paid on outstanding loans is added to the participant’s account balance. Loans are secured by the participant’s account balance in the Plan. The weighted average remaining term of the loans was 3.4 years as of December 31, 2023. Principal and interest payments are paid through payroll deductions. The current value of notes receivable from participants represents unpaid principal plus any accrued but unpaid interest. Interest rates on notes receivable from participants ranged from 4.25% to 9.50% during 2023. Management has evaluated participant notes receivable for collectability and has determined that no allowance for uncollectible notes is necessary.

Plan Expenses

Expenses relating to the administration of the Plan are generally paid with the earnings and receipts of the Plan investments. Participants pay fees at the fund levels based on the expense percentage of each individual fund calculated on the market value at month-end of the total plan assets in the participant's account. The Company pays third party administration Plan fees.

Payment of Benefits

Any participant who separates from service for any reason, excluding death, is entitled to receive their vested interest in their account balance. This distribution can be made as a lump-sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a participant prior to payment of all retirement benefits, the participant’s vested account balance is paid to the participant’s beneficiary in accordance with the plan document.

Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected employees under the Plan shall become fully vested and nonforfeitable.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. See Note 4 for further information on investments reported at fair value.

Net appreciation (depreciation) in fair value of investments is reflected in the Statements of Changes in Net Assets Available for Benefits and includes realized gains and losses on investments purchased and sold and the change in appreciation (depreciation) in fair value during the reporting period.

Purchases and sales of securities are recorded on a trade-date basis.

Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

There was no accounting guidance pending adoption at December 31, 2023.

Note 3: Investments

The Plan’s investments are held in a trust administered by Fidelity Investments. A complete listing of the Plan’s investments as of December 31, 2023 is included in the Supplemental Schedule—Schedule H, Line 4i - Schedule of Assets (Held at End of Year).

The Plan holds an investment in the Company's common stock. The William Penn Bancorporation Common Stock represented approximately 17.6% and 21.2% of total investments as of December 31, 2023 and 2022, respectively. The Company is a bank holding company.

Note 4: Fair Value Measurement

ASC 820-10, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Mutual funds and William Penn Bancorporation common stock: These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Interest bearing cash: The carrying amount of interest bearing cash approximates its fair value due to the relatively short time between origination of the instrument and its expected realization.

Collective investment trusts: The Putnam Stable Value Fund (“Putnam”) is the only collective investment trust available to the Plan. The Plan uses the net asset value (“NAV”) per share of the fund provided by the trustee as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant directed purchases and redemptions may occur daily. If the Plan requests to withdrawal or liquidate its entire share of the fund, the trustee of the fund, Putnam Fiduciary Trust Company, LLC, reserves the right to apply a twelve-month put, or delay, in payment. The fund’s units are issued and redeemed daily at the constant NAV of $1 per unit. The fund’s investment objective is to preserve principal and achieve high current income through a diversified portfolio of high-quality investment contracts.

Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no movements between levels in 2023 and 2022. The Plan has no Level 2 or Level 3 investments. The following table provides, by level within the fair value hierarchy, a summary of investments of the Plan measured at fair value on a recurring basis as of December 31:

	2023	2022
Quoted prices in active markets (level 1):
Mutual funds	$7,490,493	$5,952,101
William Penn Bancorporation common stock	1,686,085	1,833,342
Interest bearing cash	1,105	1,008
	9,177,683	7,786,451
Measured at net asset value (a):
Collective investment trusts	401,148	880,883
Total investments, at fair value	$9,578,831	$8,667,334

(a)	In accordance with Subtopic 820-10 of the FASB Accounting Standards Codification, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 5: Income Tax Status

The plan obtained its latest determination letter on June 30, 2020, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and the United States Department of Labor, however there are currently no audits for any tax periods in progress. The Plan administrator believes that as of the date of this report it is no longer subject to income tax examinations for the years prior to 2020.

Note 6: Party-In-Interest and Related Party Transactions

As of December 31, 2023 and 2022, the Plan held 138,090 and 151,265 shares, respectively, of the Company’s common stock. In addition, certain receivables are loans to employees of the Company, and therefore are considered party-in-interest transactions.

The Company absorbs some costs incurred in relation to the administration of the Plan. Such costs include legal, record keeping, administrative, and accounting fees. These costs amounted to $47,786 and $62,437 for the years ended December 31, 2023 and 2022, respectively.

Note 7: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

As of December 31, 2023, the Plan had investments of $1,686,085 in William Penn Bancorporation common stock, $1,373,386 in Fidelity Freedom 2035 Fund - Class K6, and $1,099,489 in Fidelity Freedom 2040 Fund - Class K6 representing more than 10 percent of total assets available for plan benefits. As of December 31, 2022, the Plan had investments of $1,833,342 in William Penn Bancorporation common stock, $1,128,214 in Fidelity Freedom 2040 Fund - Class K6, $1,022,657 in Fidelity Freedom 2035 Fund - Class K6, $950,628 in Fidelity Freedom 2025 Fund - Class K6, and $880,883 in Putnam Stable Value Fund representing more than 10 percent of total assets available for plan benefits.

WILLIAM PENN BANK

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2023

Supplemental Schedule

(a)	(b) Identity of Issuer, borrower, lessor, or similar interest	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Shares/Units	(d) Cost	(e) Current Value
	Investments at fair value
	Common stock
*	William Penn Bancorporation common stock	Common stock	138,090	**	$1,686,085
	Mutual funds
*	Fidelity Freedom® 2005 Fund - Class K6	Mutual fund	9,650	**	105,675
*	Fidelity Freedom® 2015 Fund - Class K6	Mutual fund	1,241	**	13,777
*	Fidelity Freedom® 2020 Fund - Class K6	Mutual fund	29,452	**	410,857
*	Fidelity Freedom® 2025 Fund - Class K6	Mutual fund	73,511	**	957,860
*	Fidelity Freedom® 2030 Fund - Class K6	Mutual fund	19,751	**	325,696
*	Fidelity Freedom® 2035 Fund - Class K6	Mutual fund	94,978	**	1,373,386
*	Fidelity Freedom® 2040 Fund - Class K6	Mutual fund	105,415	**	1,099,489
*	Fidelity Freedom® 2045 Fund - Class K6	Mutual fund	46,559	**	559,177
*	Fidelity Freedom® 2050 Fund - Class K6	Mutual fund	24,791	**	301,958
*	Fidelity Freedom® 2055 Fund - Class K6	Mutual fund	15,635	**	220,620
*	Fidelity Freedom® 2060 Fund - Class K6	Mutual fund	9,458	**	122,770
*	Fidelity Freedom® 2065 Fund - Class K6	Mutual fund	4,387	**	52,294
*	Fidelity® Blue Chip Growth Fund	Mutual fund	1,722	**	298,461
*	Fidelity® 500 Index Fund	Mutual fund	2,146	**	355,248
*	Fidelity® Balanced Fund	Mutual fund	6,627	**	178,472
*	Fidelity® Small Cap Value Fund	Mutual fund	7,396	**	146,293
*	Fidelity® Select Health Care Portfolio	Mutual fund	4,168	**	119,895
*	Fidelity® Strategic Income Fund	Mutual fund	999	**	11,394
	AMG Yacktman Fund - Class I	Mutual fund	22,633	**	528,261
	Emerald Growth Fund Institutional Class	Mutual fund	10,696	**	262,500
	MFS Mid Cap Value Fund Class R3	Mutual fund	184	**	5,465
	MFS International Diversification Fund Class R3	Mutual fund	284	**	6,190
	Voya MidCap Opportunities Fund Class I	Mutual fund	742	**	17,785
	Putnam Income Fund Class Y	Mutual fund	3,131	**	16,970
	Stable value collective trust funds
	Putnam Stable Value Fund	Collective investment trust	401,148	**	401,148
	Interest bearing cash
	Interest bearing cash	Cash		**	1,105
	Total investments				9,578,831
* Notes receivable from participants (interest rates ranging from 4.25% to 9.50%)					170,838
	Total investments and notes receivable from participants				$9,749,669

*	Party-in-interest
**	Cost omitted for participant directed investments

As of December 31, 2023, maturity dates of active notes receivable from participants ranged from January 2024 to November 2028.

See accompanying Report of Independent Registered Public Accounting Firm.